UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-40688

DRAGANFLY INC.

(Translation of registrant’s name into English)

2108 St. George Avenue

Saskatoon, Saskatchewan S7M 0K7

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Draganfly Inc.
(Registrant)

Date: May 30, 2023	By:	/s/ Cameron Chell
	Name:	Cameron Chell
	Title:	Chief Executive Officer, President

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Press Release of the Registrant dated May 30, 2023